THE D³ FAMILY FUNDs



DAVID NIERENBERG

January 4, 2018

Mr. William Sheffield
Chairman of the Board of Directors
Houston Wire & Cable Company
10201 North Loop East
Houston, TX 77029

Dear Bill,

Happy New Year to you and the board.

The D3 Funds continued buying shares of HWCC after filing our initial Form 13D on September 26, 2017. At the market close on January 3, 2018, we owned 1,487,830 shares, 9 % of the company's shares. We believe that this makes us HWCC's largest shareholder. Please take this news as it is intended: a sign of enthusiasm for the company's prospects, management, and governance.

Since filing our 13D in late September, 2016, six recent developments corroborated our thesis about HWCC's up-side potential, leading us to continue buying shares, while simultaneous broad macro developments increased our sense of urgency about HWCC's repositioning itself for accelerated growth. The six developments are:

--The price of oil continued to strengthen. After tumbling to a cyclical low of $26 per barrel (WTI) in early 2016, oil ended 2017 at $60.42 per barrel. When we filed our 13D, the price of oil was $50.66; it increased 19.3 % in the fourth quarter. This price increase enables HWCC's energy customers to spend more, driving its revenue and profit growth.

--Similarly, the price of copper continued to strengthen, rising for 16 consecutive days in mid- through late December 2017, and climbing 31% in 2017 to its highest level in four years. This 16 day streak is the longest since 1984. The higher copper price boosts HWCC's sales and margins.

--As HWCC management predicted during the first half of 2017, its major project business is bottoming. Soon we expect it to resume year on year growth, rather than shrinking at a double digit rate, as it has during the past three years.

--These three developments came together nicely in HWCC's third quarter, despite interruptions from three hurricanes, particularly Harvey and Irma. Revenue of $81.2M exceeded expectations by 4.6% and EPS of $0.06 beat expectations of break-even. Sales were the highest in two years, increasing 12.6% organically versus the third quarter of 2016. Gross margin jumped 440 basis points versus 2016.

--One day before HWCC reported third quarter results, industrial distribution company analysts at Raymond James reinforced what we had noted about HWCC's share price being unusually low relative to tangible book value. In our 13D in September, we wrote that for the past five years HWCC's average ratio of share price relative to tangible book value per share was 2.3X, with a low of 1.4X. The ten year average was 3X. Raymond James went beyond that in their analysis, marking HWCC's inventory and real estate to market, and calculating that its adjusted net asset value was $5.15 per share as of November 8, 2017. This was virtually identical to HWCC's price per share when we filed our 13D. Thus, on November 8, the ratio of HWCC's share price to its marked-to-market tangible book value per share was only 1.0X, 29% below the previously reported five year low of 1.4X. The market attributed zero value to HWCC's going concern value. Even though HWCC's share price recovered by year-end to $7.20, that generates only a 1.4X ratio of share price to market adjusted tangible book value, far below HWCC's five and ten year averages. Raymond James concluded their report about HWCC's valuation with these observations: "Wow, HWCC is inexpensive!....**HWCC is trading at essentially the appraised value of its net assets, meaning the market is essentially valuing Houston Wire's ongoing "annuity" operations at <u>nothing</u>, despite the company generating positive (admittedly modest but improving) EBITDA with an increasingly favorable pricing environment.** [Original emphasis]...[F]or patient small-cap investors looking for a "margin of safety," HWCC is a compelling idea."

--When we filed our 13D, we were troubled that, despite HWCC's low valuation and its rapidly improving prospects, the amount of *purchased* ownership by the company's outside directors was quite small, at 22,000 shares. Since that time, however, you and three outside directors have made open market cash purchases of HWCC shares. Moreover, CEO Jim Pokluda has on several occasions paid cash for taxes due on share grants, rather than returning shares to the company, demonstrating his commitment to ownership. On December 14 HWCC disclosed that it created a Nonemployee Directors' Deferred Compensation plan, through which directors may elect to receive their board fees in equity instead of cash. We assume that HWCC created this plan to accommodate directors' appetite for owning more HWCC shares. We appreciate this additional commitment.

While these six recent developments increased our appetite for HWCC shares, other macro themes heighten our sense of urgency about seizing growth opportunities and repositioning laggards as quickly as the company can execute well. In the United States we are witnessing enormous growth of energy-related infrastructure, particularly around the lowest cost, most productive basins. For example, a considerable amount of natural-gas fueled electric power plants are being built near the Marcellus and Utica Shales because they are such an abundant source of low cost natural gas. These plants are feeding into the grid and are replacing coal and nuclear fueled plants. Along the Gulf of Mexico major petrochemical plants are being built near low cost, accessible oil and gas feedstocks. Export facilities are being built to ship LNG and oil to other nations, taking advantage of low domestic production costs and of greater political and social stability here than in many other producing nations. Continued growth of hydro-carbon production, not only in the Permian, but also in the Bakken, Williston, D-J, STACK and SCOOP, requires infrastructure investment in oil, gas, and water pipelines; pumping stations; natural gas processing plants; and oil mixing plants, all of which require copper wire and cable. Finally, growth of electric vehicles, and then of self-driving vehicles, will require investment in new infrastructure for recharging their batteries, in homes, garages, workplaces, service stations, hotels, and shopping places. With such attractive growth opportunities, we hope that HWCC is giving serious consideration to prospective strategy for its offshore businesses.

We conclude by updating the four suggestions we shared with the board at the end of our original 13D:

1. **DRIVE PROFITABLE REVENUE GROWTH**, with particular emphasis on growing digital commerce, Vertex' specialty fastener business (because it is not exposed to the cyclicality of the energy

industry), and the growth opportunities just discussed. Regarding the imperative of digital commerce, we view it as the next evolution in how HWCC sells and markets its products. Earlier, HWCC management pioneered the use of an inside sales force, replacing feet on the street. We believe that leading the digital charge is the next evolutionary sales and marketing growth channel for the company to lead.

2. **CONTINUE TO INCREASE INSIDER OWNERSHIP OF HWCC SHARES** so that outside shareholders' sense of urgency about accelerating HWCC's recovery, reducing risks, and seizing new growth opportunities, will be mirrored inside the boardroom by owners with material amounts of skin in the game.

3. **CONSIDER FURTHER EVOLUTIONARY CHANGES IN BOARD MEMBERSHIP**, such as adding a digital generation native knowledgeable about e-commerce, a fastener industry veteran, and knowledge about electric vehicles and other forward-looking trends.

4. **USE FREE CASH FLOW TO HALVE DEBT**, just as HWCC did so skillfully from 2014-2016. The debt is not perilous, because it is secured by quality, monetizable inventory and accounts receivable, and since its maturity is long-dated. Even so, debt reduction would generate degrees of freedom for capital allocation, making possible such forward-looking alternatives as share repurchases, dividends, and future acquisitions. We hope that future acquisitions might follow the Vertex model, in reducing the company's exposure to the cyclicality of traditional oil and gas markets.

Thanks Bill, for considering these ideas and for sharing them with your colleagues.

Sincerely yours,

David Nierenberg   Damon L. Benedict

David Nierenberg and Damon Benedict,

General Partners of the D3 Family Funds